SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No.1)

                    Under the Securities Exchange Act of 1934
                                 ---------------

                        Dobson Communications Corporation
                                (Name of Issuer)

                              Class A Common Stock,
                           $0.001 par value per share
                         (Title of Class of Securities)

                                    256069105
                                 (CUSIP Number)

                                 ---------------

                                 August 28, 2002
             (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


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CUSIP No. ......................................................      256069105

1)   Name of Reporting Person.....................Lehman Brothers Holdings Inc.

     I.R.S. Identification No. of Above Person..................     13-3216325

2)   Check the Appropriate Box if a Member of a Group...........     (a)  [   ]
                                                                     (b)  [   ]

3)   SEC Use Only

4)   Citizenship or Place of Organization.......................       Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

5)   Sole Voting Power..........................................   3,931,389(1)

6)   Shared Voting Power........................................              0

7)   Sole Dispositive Power.....................................   3,931,389(1)

8)   Shared Dispositive Power................ ..................              0

9)   Aggregate Amount Beneficially Owned
     by Each Reporting Person...................................   3,931,389(1)

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares.....[   ]

11)  Percent of Class Represented by Amount in Row (9)...............    10.37%

12)  Type of Reporting Person........................................        HC






_______________________
(1) Includes 2,000,000 shares of the Registrant's Class A Common Stock which may be acquired beginning on August 28, 2002 upon exercise of options.


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CUSIP No. ............. .........................................      256069105

1)   Name of Reporting Person...............................Lehman Brothers Inc.

     I.R.S. Identification No. of Above Person...................     13-2518466

2)   Check the Appropriate Box if a Member of a Group............     (a)  [   ]
                                                                      (b)  [   ]

3)   SEC Use Only

4)   Citizenship or Place of Organization........................       Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

5)   Sole Voting Power.........................................     3,931,389(1)

6)   Shared Voting Power.........................................              0

7)   Sole Dispositive Power....................................     3,931,389(1)

8)   Shared Dispositive Power.........................................         0

9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person..................................     3,931,389(1)

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares......[   ]

11)  Percent of Class Represented by Amount in Row (9).................   10.37%

12)  Type of Reporting Person..........................................       BD





















(1) Includes 2,000,000 shares of the Registrant's Class A Common Stock which may be acquired beginning on August 28, 2002 upon exercise of options.


                                     Page 3
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CUSIP No. .......................................................      256069105

1)   Name of Reporting Person....................................LB I Group Inc.

     I.R.S. Identification No. of Above Person...................     13-2741778

2)   Check the Appropriate Box if a Member of a Group............     (a)  [   ]
                                                                      (b)  [   ]

3)   SEC Use Only

4)   Citizenship or Place of Organization........................       Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

5)   Sole Voting Power..........................................    3,923,077(1)

6)   Shared Voting Power............................................           0

7)   Sole Dispositive Power.........................................3,923,077(1)

8)   Shared Dispositive Power.................................. .              0

9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person...................................    3,923,077(1)

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares......[   ]

11)  Percent of Class Represented by Amount in Row (9).................   10.35%

12) Type of Reporting Person...........................................       CO























1 Includes 2,000,000 shares of the Registrant's Class A Common Stock which may be acquired beginning on August 28, 2002 upon exercise of options.


                                     Page 4

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Item 1(a).    Name of Issuer:

         Dobson Communications Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:

         14201 Wireless Way
         Oklahoma City, Oklahoma 73134

Item 2(a).    Name of Person Filing:

         Lehman Brothers Holdings Inc.
         Lehman Brothers Inc.
         LB I Group Inc.

Item 2(b).    Address of Principal Business Office:

         Lehman Brothers Holdings Inc.
         745 Seventh Avenue
         New York, New York 10019

         Lehman Brothers Inc.
         745 Seventh Avenue
         New York, New York 10019

         LB I Group Inc.
         745 Seventh Avenue
         New York, New York 10019

Item 2(c).    Citizenship or Place of Organization:

         Lehman Brothers Holdings Inc. ("Holdings") is a corporation organized under the laws of the State of Delaware.

         Lehman Brothers Inc. ("LBI") is a corporation organized under the laws of the State of Delaware.

         LB I Group Inc. ("LB I Group") is a corporation organized under the laws of the State of Delaware.

Item 2(d).    Title of Class of Securities:

         Class A Common Stock, $0.001 par value per share

Item 2(e).    CUSIP Number:

         256069105




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Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
        (c), check whether the person filing is a:

              (a) [ ] A broker or dealer under Section 15 of the 1934 Act
              (b) [ ] A bank as defined in Section 3(a)(6) of the 1934 Act
              (c) [ ] An insurance company as defined in Section 3(a)(19) of the
                      1934 Act
              (d) [ ] An investment company registered under Section 8 of the
                      Investment Company Act of 1940
              (e) [ ] An investment advisor in accordance with Rule 13d-1(b)(1)
                      (ii)(E)
              (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
              (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
              (h) [ ] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act
              (i) [ ] A church plan that is excluded from the definition of investment company under Section 3(c)(14) of the Investment Company Act of 1940
              (j) [ ] A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.       Ownership

             (a)      Amount Beneficially Owned

                  See Item 9 of cover page.

             (b)      Percent of Class:

                  See Item 11 of cover page.

             (c) Number of shares as to which the person has:

                  (i)   sole power to vote or to direct the vote
                  (ii)  shared power to vote or to direct the vote
                  (iii) sole power to dispose or to direct the disposition
                  (iv)  shared power to dispose or to direct the disposition

                  See Items 5-8 of cover page.

Item 5.       Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
              Company or Control Person

                  Holdings, through its subsidiaries, is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients.

                  Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to be the beneficial owner of the shares of Class A Common Stock owned by LBI and LB I Group.

                  LBI, a Broker/Dealer registered under Section 15 of the 1934 Act is a wholly-owned subsidiary of Holdings and is the actual owner of 8,312 shares of Class A Common Stock reported herein.


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                  Under the rules and regulations of the Securities and Exchange
                  Commission, LBI may be deemed to be the beneficial owner of the shares of Class A Common Stock owned by LB I Group.

                  LB I Group, a wholly-owned subsidiary of LBI is the actual owner of 3,923,077 shares of Class A Common Stock reported herein.


Item 8.       Identification and Classification of Members of the Group

                  Not Applicable

Item 9.       Notice of Dissolution of Group

                  Not Applicable


Item 10.      Certification

[ ] By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[X] By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2001

LEHMAN BROTHERS HOLDINGS INC.


By: /s/ Barrett S. DiPaolo
      Name:  Barrett S. DiPaolo
      Title:    Vice President

LEHMAN BROTHERS INC.


By: /s/ Barrett S. DiPaolo
      Name: Barrett S. DiPaolo
      Title: Vice President

LB I GROUP INC.


By: /s/ Barrett S. DiPaolo
      Name: Barrett S. DiPaolo
      Title: Authorized Signatory



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                       EXHIBIT A - JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: September 9, 2002

LEHMAN BROTHERS HOLDINGS INC.


By:   /s/ Barrett S. DiPaolo
          Name:  Barrett S. DiPaolo
          Title:    Vice President

LEHMAN BROTHERS INC.


By: /s/ Barrett S. DiPaolo
      Name: Barrett S. DiPaolo
      Title:   Vice President

LB I GROUP INC.


By: /s/ Barrett S. DiPaolo
      Name: Barrett S. DiPaolo
      Title:   Authorized Signatory









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